UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PERSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2017

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

65 Church Street, Second Floor, New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

DatChat, Inc. was incorporated in the State of Nevada on December 4, 2014 under the name of “YssUp, Inc.” On March 4, 2015, the Company’s corporate name was changed to “Dat Chat, Inc”. On September 22, 2016, amended and restated articles of incorporation were filed with the Nevada Secretary of State to, among other things, change the Company’s name to “DatChat, Inc.” and to create a class of preferred stock. Our principal business is focused on our mobile messaging application, DatChat Messenger, which offers a traditional messaging platform, while providing users with complete privacy and control features for their sent messages. Once we have expanded our user base, we will offer new features and will charge fees and generate revenues from the added features.

DatChat Messenger, with advanced privacy controls for users engaged in both individual and group messaging, provides users enhanced control over their messages before and after they are sent. Users can select how long or how many times a message may be viewed by a recipient. After a message is sent, the sender may adjust the recipient’s viewing restrictions. Additionally, senders may delete individual messages or entire conversations from the recipient’s device.

Plan of Operations

We have commenced limited operations and DatChat Messenger has been available through the iTunes Store since July 2016.

We intend to focus our efforts on establishing a large user base for DatChat Messenger, creating new features for DatChat Messenger, and implementing new ways to monetize DatChat Messenger, including the sale of special features, the sale of advertising, and the licensing of our proprietary technology. We also intend to focus our efforts on developing the DatChat Personal Privacy Platform that will provide advanced privacy controls for email, file storage and financial transactions.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until 2017.

Our operating expenses decreased by approximately $56,000 or 9% primarily due to a decreased in stock based consulting expenses as a result of lesser shares issued to consultants during the current period offset by an increase in legal expenses related to legal services for our public filings.

Our net loss for the six months ended June 30, 2017 and 2016 were approximately $511,000 and $571,000, respectively. The decreased was primarily due to a decrease in operating expenses as discussed above.

Liquidity and Capital Resources

As of June 30, 2017, we had cash totaling approximately $49. The Company’s operations have been financed to date by a combination of debt and equity investment capital.

Going Concern Consideration

As reflected in the accompanying financial statements, the Company has no revenue generating operations and has a net loss since inception of approximately $2.3 million. In addition, there is a working capital deficiency of approximately $126,000 as of June 30, 2017. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

1

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

Net cash used in operating activities totaled approximately $112,000 and $274,000 for the six months ended June 30, 2017 and 2016, respectively. Net loss for the six months ended June 30, 2017 and 2016 totaled approximately $511,000 and $571,000. Stock based compensation expense for the six months ended June 30, 2017 was approximately $193,000 and amortization expense of $27,000. Total accounts payable and accrued expenses increased by approximately $179,000.

Net cash provided by financing activities totaled approximately $22,000 and $399,000 for the six months ended June 30, 2017 and 2016, respectively. During the six months ended June 30, 2017, financing activities consisted of net proceeds of 15,800 from the issuance of notes payable and $6,700 of advances from a related party. During the six months ended June 30, 2016, financing activities was primarily attributable to net proceeds from the sale of common stock, net of issuance cost of approximately $400,000.

Off-Balance Sheet Arrangements

The Company does not have, and do not have any present plans to implement, any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

Refer to the notes to the unaudited condensed financial statements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the financial statements.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation and fees.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

2

Pursuant to ASC Topic 505-50, “Equity Based Payments to Non-employees”, for share-based payments to consultants and other third-parties, compensation expense is determined at the measurement date. The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date.

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Costs incurred to develop internal-use software, including website development costs, during the preliminary project stage are expensed as incurred.   Internal-use software development costs are capitalized during the application development stage, which is after:   (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended.   Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed.   Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality.   Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements.   When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

Item 2. Other Information

None

Item 3. Financial Statements

3

DATCHAT, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

June 30, 2017

DATCHAT, INC.

INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

June 30, 2017

F-1

DATCHAT, INC.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$49	$89,240
Prepaid expenses	168,333	101,666

Total Current Assets	168,382	190,906

OTHER ASSETS:
Software development cost, net	53,764	80,646

Total Assets	$222,146	$271,552

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$205,467	$26,469
Notes payable	10,000	10,000
Notes payable - related parties	71,800	56,000
Due to related party	6,665	-

Total Current Liabilities	293,932	92,469

Commitments and Contingencies - (Note 6)

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.0001 par value; 20,000,000 shares authorized) Series A Preferred stock ($0.0001 Par Value; 1 Share Authorized; 1 and 0 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively)	-	-
Common stock ($0.0001 par value; 180,000,000 shares authorized; 21,144,750 and 19,844,750 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively)	2,114	1,984
Additional paid-in capital	2,246,691	1,986,821
Accumulated deficit	(2,320,591)	(1,809,722)

Total Stockholders’ Equity	(71,786)	179,083

Total Liabilities and Stockholders’ Equity	$222,146	$271,552

See accompanying notes to unaudited condensed financial statements.

F-2

DATCHAT, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months	For the Six Months
	Ended	Ended
	June 30, 2017	June 30, 2016

NET REVENUES	$-	$-

OPERATING EXPENSES:
Compensation	143,972	131,811
Professional and consulting	279,556	342,454
General and administrative	82,810	87,801

Total operating expenses	506,338	562,066

OTHER INCOME (EXPENSE)
Interest expense	(4,533)	(9,060)
Interest income	2	12

Total other income (expense)	(4,531)	(9,048)

NET LOSS	$(510,869)	$(571,114)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.02)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	20,695,027	16,258,921

See accompanying notes to unaudited condensed financial statements.

F-3

DATCHAT, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months	For the Six Months
	Ended	Ended
	June 30, 2017	June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(510,869)	$(571,114)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	26,882	26,882
Non-cash interest expense included in principal amount of notes	-	5,000
Stock-based compensation and fees	193,333	272,084
Changes in operating assets and liabilities:
Prepaid expenses	-	(16,000)
Accounts payable and accrued expenses	178,998	9,214

NET CASH USED IN OPERATING ACTIVITIES	(111,656)	(273,934)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from a related party	6,665	9,774
Payments on related party advances	-	(10,883)
Proceeds from notes payable	15,800	5,000
Repayment of notes payable	-	(5,000)
Proceeds from sale of common stock	-	400,205

NET CASH PROVIDED BY FINANCING ACTIVITIES	22,465	399,096

NET (DECREASE) INCREASE IN CASH	(89,191)	125,162

CASH - beginning of period	89,240	1,429

CASH - end of period	$49	$126,591

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for future services	$260,000	$359,583

See accompanying notes to unaudited condensed financial statements.

F-4

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DatChat, Inc. (the “Company”) was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company’s corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31. The Company’s principal business is focused on its mobile messaging application that provides a traditional messaging platform, while providing users with complete privacy and control features for their sent messages. The Company’s mobile messaging application is called DatChat Messenger which is currently a free messaging application. Once the Company achieves critical mass of users, the Company will offer new features and will charge fees and generate revenues from the added features.

Basis of presentation and going concern

As reflected in the accompanying condensed financial statements, the Company has a net loss and net cash used in operations of $510,869 and $111,656, respectively, for the six months ended June 30, 2017.  Additionally the Company has an accumulated deficit of $2,320,591 at June 30, 2017 and has no revenues. These circumstances cause substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan.   Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Certain information and footnote disclosures normally included in the unaudited financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these unaudited condensed financial statements are adequate to make the information presented therein not misleading. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation and fees.

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents.  The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2017, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fair value measurements and fair value of financial instruments

The estimated fair value of certain financial instruments, including cash and accounts payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Revenue recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The Company has not recognized any revenues since its inception.

F-5

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Pursuant to ASC Topic 505-50, “Equity Based Payments to Non-employees”, for share-based payments to consultants and other third-parties, compensation expense is determined at the measurement date. The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date.

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Costs incurred to develop internal-use software, including website development costs, during the preliminary project stage are expensed as incurred.   Internal-use software development costs are capitalized during the application development stage, which is after:   (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended.   Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed.   Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality.   Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements.   When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. During the fiscal year 2015, the Company capitalized software development cost of $161,292 during the application development stage.

F-6

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company released its application on July 8, 2016 and consequently, the Company incurred software developments expenses which consisted primarily of consulting fees and salaries for software programming services in the amount of $90,000 and $94,474 during the six months ended June 30, 2017 and 2016, respectively.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment losses during the six months ended June 30, 2017 and 2016.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At June 30, 2017 and 2016, the Company did not have any potentially dilutive securities outstanding that may dilute any future earnings per share.

Recent accounting pronouncements

In March 2016, the FASB issues ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718)”, or ASU No. 2016-09. The amendments of ASU No. 2016-09 were issues as part of the FASB’s simplification initiative focused on improving areas of GAAP for which cost and complexity may be reduced while maintaining or improving the usefulness of information disclosed within the financial statements. The amendments focused on simplification specifically with regard to share-based payment transactions, including income tax consequences, classification of awards as equity or liabilities and classification on the statement of cash flows. The guidance in ASU No. 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company will evaluate the effect of ASU 2016-09 for future periods as applicable.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – SOFTWARE DEVELOPMENT COST

Software development cost, net consisted of the following:

	Estimated life	June 30, 2017 (Unaudited)	December 31, 2016

Software development cost (see Note 1)	3 years	$161,292	$161,292
Less: Accumulated amortization		(107,528)	(80,646)
		$53,764	$80,646

Amortization expense was $26,882 for the six months ended June 30, 2017 and 2016.

NOTE 3 – RELATED PARTY TRANSACTION

The Company’s officer, Mr. Darin Myman, from time to time, provided advances to the Company for working capital purposes. At June 30, 2017 and December 31, 2016, the Company had a payable to the officer of $6,665 and $0, respectively. These advances were short-term in nature and non-interest bearing. Between January 2017 and June 2017, Mr. Myman provided advances to the Company for working capital purposes for a total of $9,042 and the Company repaid $2,377 of these advances.

F-7

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 3 – RELATED PARTY TRANSACTION (continued)

On May 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $30,000 to a principal stockholder of the Company. The note was due on July 29, 2015. The annual interest rate for the loan is 10%. The Company defaulted to repay the note when it was due. On February 25, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 31, 2016. In accordance to the extension agreement, the Company and the lender agree to increase the amount of the principal amount of the note by $5,000 as penalty for the Company’s failure to repay the note on July 29, 2015. In connection with the increase in principal amount of $5,000, the Company recorded non-cash interest expense of $5,000 on February 25, 2016. As of June 30, 2017, the principal balance of this note was $35,000. This note is currently in default.

On June 26, 2015, the Company entered into a promissory note agreement, providing for the issuance of a promissory note in the principal amount of $15,000 to a principal stockholder of the Company. The note was due on December 26, 2016. The annual interest rate for the loan was 10%. The Company defaulted to repay the note as of the filing date of this report. At June 30, 2017, the outstanding principal balance of the note was $15,000.

On September 1, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $7,500 to a principal stockholder of the Company. The note was due on December 26, 2016. The annual interest rate for the note was 10%. The Company repaid $4,000 on July 11, 2016 and as of June 30, 2017, the principal balance of this note was $3,500. This note is currently in default.

On January 17, 2016, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $5,000 to a principal stockholder of the Company. The note is due on December 26, 2016. The annual interest rate for the note is 10%. The Company repaid the note in full on March 7, 2016. The CEO of the Company is an officer of the affiliated company.

On October 31, 2016, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $2,500 to a related party. The note is due on December 26, 2016. The annual interest rate for the note is 10%. This note is currently in default. At June 30, 2017, the outstanding principal balance of the note was $2,500.

The Company entered into a sublease agreement with an affiliated company on January 1, 2015. The term of the sublease agreement started on January 1, 2015 and ended on December 31, 2016. During fiscal 2016, the Company paid a monthly base rent of $2,275 plus a pro rata share of operating expenses. The base rent was subject to a monthly increase from $2,275 to $2,333 beginning on June 1, 2017. The CEO of the Company is an officer of the affiliated company.

On February 28, 2017, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $15,000 to a principal stockholder of the Company. The note is due on August 28, 2017. The annual interest rate for the note is 10%. The CEO of the Company is an officer of the affiliated company.

On May 25, 2017, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $800 to a related party. The note is due on December 31, 2017. The annual interest rate for the note is 10%. At June 30, 2017, the outstanding principal balance of the note was $800.

 NOTE 4 - NOTES PAYABLE

Notes payable consisted of the following:

	June 30, 2017 (Unaudited)	December 31, 2016
Notes payable – unrelated party	$10,000	$10,000
Notes payable – related party (see Note 3)	71,800	56,500
Total notes payable	$81,800	$66,000

On September 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $10,000 to an unrelated party. The note was due on December 26, 2015. The annual interest rate for the note is 24%. On June 16, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 26, 2016. This note is currently in default. At June 30, 2017, the outstanding principal balance of the note was $10,000.

As of June 30, 2017 and December 31, 2016, accrued interest related to these notes amounted to $15,961 and $11,476, respectively.

F-8

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 5 – STOCKHOLDERS’ EQUITY

Shares Authorized

In August 2016, the Board of Directors of the Company approved to authorized shares to issue 20,000,000 shares of preferred stock. Consequently, the authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

Preferred stock

In August 2016, the Company designated 1 share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine one hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into equity of the Company. The Series A Preferred Stock does not contain any redemption provision.

Common stock

On April 5, 2016, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on April 5, 2017. In accordance to this consulting agreement, the Company pays the consultant (i) 1,000,000 shares of the Company’s common stock; (ii) cash compensation rate of $50 per hour on hours pre-authorized by the Company. On April 8, 2016, the Company issued 1,000,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $200,000 or $0.20 per common share based on the sale of common stock in the recent private placement.

On May 18, 2016, the Company entered into a one-year advisory board agreement with an advisor who has agreed to act as a member of the Company’s Advisory Board. The agreement expires on May 18, 2017. In accordance to this advisory board agreement, the Company shall pay the advisor 200,000 shares of the Company’s common stock. On May 18, 2016, the Company issued 200,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $40,000 or $0.20 per common share based on the sale of common stock in the recent private placement.

On June 14, 2016, the Company entered into a one-year advisory board agreement with an advisor who has agreed to act as a member of the Company’s Advisory Board. The agreement expires on June 14, 2017. In accordance to this advisory board agreement, the Company shall pay the advisor 200,000 shares of the Company’s common stock. On June 14, 2016, the Company issued 200,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $40,000 or $0.20 per common share based on the sale of common stock in the recent private placement.

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 200,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 200,000 shares of its common stock to the consultant.

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 600,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 600,000 shares of its common stock to the consultant.

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 250,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 250,000 shares of its common stock to the consultant.

On June 15, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on June15, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 200,000 shares of the Company’s common stock. On June 15, 2017, the Company issued 100,000 shares of its common stock to the consultant.

In connection with the issuance of these common shares, the Company recorded stock-based compensation of $193,333 for the six months ended June 30, 2017 and prepaid expense of $168,333. The prepaid expense will be amortized over the rest of corresponding service periods.

F-9

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company entered into a sublease agreement with an affiliated company on January 1, 2015. The term of the sublease agreement started on January 1, 2015 and ended on December 31, 2016. The Company made an amendment to the lease agreement in February 2017 and the expiration date of the lease is amended to be May 31, 2018. During fiscal 2016, the Company paid a monthly base rent of $2,217 plus a pro rata share of operating expenses. The base rent was subject to a monthly increase from $2,217 to $2,275 beginning on June 1, 2016 through May 31, 2017 and a monthly increase from $2,275 to $2,333 beginning on June 1, 2017 through May 31, 2018. The CEO of the Company is an officer of the affiliated company. Future minimum rental payments required under this operating lease are as follows:

Future minimum rental payments required under this operating lease are as follows:

	Total	1 year	Thereafter
Operating lease	$25,663	$25,663	$-
Total	$25,663	$25,663	$-

Rent expense was $15,389 and $16,423 for the six months ended June 30, 2017 and 2016, respectively.

NOTE 7 – SUBSEQUENT EVENTS

On July 21, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on July 21, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 1,000,000 shares of the Company’s common stock. On July 21, 2017, the Company issued 100,000 shares of its common stock to the consultant.

On July 3, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $60,000. The senior convertible promissory note and all accrued interest are due on November 3, 2017. The Company paid original issuance cost of $10,000 in connection with this note payable which is being amortized over the term of the note. Any amount of principal or interest on this note which is not paid when due shall bear interest at the rate of twenty percent (20%) per annum from the due date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 250,000 5 year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share.

On July 27, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $6,000. The senior convertible promissory note and all accrued interest are due on November 3, 2017. The Company paid original issuance cost of $1,000 in connection with this note payable which is being amortized over the term of the note. Any amount of principal or interest on this note which is not paid when due shall bear interest at the rate of twenty percent (20%) per annum from the due date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 25,000 5 year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share.

F-10

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 7 – SUBSEQUENT EVENTS (continued)

On August 10, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $24,000. The senior convertible promissory note and all accrued interest are due on November 3, 2017. The Company paid original issuance cost of $4,000 in connection with this note payable which is being amortized over the term of the note. Any amount of principal or interest on this note which is not paid when due shall bear interest at the rate of twenty percent (20%) per annum from the due date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 100,000 5 year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share.

In September 2017, the Company received gross proceeds of approximately $70,000 from the sale of 34,775 shares of common stock or $2.00 per share to various investors.

F-11